[REGIONS LETTERHEAD]

June 4, 2009

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation

Registration Statement on Form S-4

Filed May 20, 2009

Amendment No. 1 to Registration Statement on Form S-4

Filed May 22, 2009

and Documents Incorporated by Reference

File No. 333-159353

Dear Mr. Schiffman:

Set forth below are our responses to your comments as requested in your letter of comment, dated June 1, 2009, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Registration Statement on Form S-4, filed May 20, 2009, and Amendment No. 1 to Registration Statement on Form S-4, filed May 22, 2009. Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above. Where applicable, our responses indicate the additions or revisions we included in Amendment No. 2 to the above-referenced Registration Statement on Form S-4 filed on the date hereof (“Amendment No. 2”).

Form S-4 filed May 20, 2009

Cover Page of Registration Statement

1.	You state in footnote 1 to the fee table that an indeterminate number of additional shares of common stock in an amount equal to 20% of the number of shares that the company sells in a planned common stock offering are also registered hereby. Please explain to which common stock offering you refer and the basis for registering the indeterminate number of additional shares on this registration statement.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Regions’ Response

Our reference to the planned common stock offering referred to our common stock offering completed on May 27, 2009. We no longer intend to offer any additional shares in the exchange offer due to the success of the offerings of common stock (the “Common Stock Offering”) and 10% Mandatory Convertible Preferred Stock, Series B, completed on May 27, 2009 (collectively with the Common Stock Offering, the “Offerings”). Accordingly, we have revised that footnote.

Form S-4/A filed May 22, 2009

General

2.	We note that you intend to determine the final exchange ratio at expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b). In addition, please advise us why use of this pricing mechanism is consistent with paragraph 16 to Schedule A.

Regions’ Response

We will determine and announce the final exchange ratio for the offer shortly after 4:00 p.m., New York City time, on the date the offer expires, based on the average volume weighted average price (“VWAP”) of our common stock during the five trading days ending on and including the day the offer expires. We do not believe this approach requires a ten business day extension pursuant to Rule 14e-1(b) under the Securities Exchange Act of 1934 (“1934 Act”) and we believe it is consistent with paragraph 16 of Schedule A under the Securities Act of 1933 (“1933 Act”). More generally, we believe this approach complies with applicable law, rules, no-action letters and informal Staff guidance and is consistent with the goal of protecting the interests of holders.

Before turning to the substance of our response, we would like to place the transaction in context.

In the wake of the global financial crisis, trading values for the Regions trust preferred securities that are the subject of this offer (“TPS”) have been severely depressed. TPS – which traded in the range of $800 to $1,000 per $1,000 liquidation amount in 2007 – fell to as low as $265 per $1,000 liquidation amount in the first quarter of 2009 before recovering somewhat towards the end of that quarter. The TPS closing sale price reported by Bloomberg on the day before Regions launched its exchange offer was $525 per $1,000 liquidation amount (although the volume of trading is quite limited).

Regions is seeking to buy TPS at $700 in value of common shares per $1,000 liquidation amount of TPS. The transaction offers holders the opportunity to sell their TPS at a substantial premium to the trading price prevailing at the time that the exchange offer was commenced. The transaction gives Regions the opportunity to acquire TPS at a substantial discount to face that will help it improve its capital position (in the manner required by the Federal Reserve’s Supervisory Capital Assessment Program (the “SCAP”)).

Mr. Todd K. Schiffman

Securities and Exchange Commission

Regions’ financial advisors have informed us that they believe that most TPS holders are debt investors who are unlikely to hold shares of common stock they receive in the offer. Accordingly, the goal of most tendering holders would be to receive shares of common stock with an agreed value that they can realize through sale at the end of the offer – in this case $700 per $1,000 liquidation amount – rather than to receive any particular number of shares.

With that goal in mind, Regions is offering to issue, for each $1,000 liquidation amount of TPS, common shares with an aggregate Relevant Price of $700. Relevant Price per common share is defined as the VWAP for the Regions common stock during the last five business days of the offer.1 The procedures followed in the offer are intended to mirror those described in the SEC no-action letters for McDonalds Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc. (July 1, 2008).

Ending the averaging period at 4:00 p.m., New York City time, on the last day of the offer helps assure that the value of the shares tendering holders receive at expiration is as close as possible to the intended value of $700 per $1,000 liquidation amount. If Regions has to end the averaging period two business days before expiration and the share price drops significantly in those last two days (a real risk given the volatility of the current market environment), then tendering holders will be giving up some or all of the intended premium, and as a result Regions will face a greater risk that the offer will fail to attract significant participation. We do not believe this would be good for holders or for the company.

We provide the analysis you request in this comment below:

Rule 14e-1(b) under 1934 Act

Rule 14e-1(b) under the 1934 Act requires a tender offer to remain open for at least 10 business days after the bidder announces a change in “the consideration offered.” In our view, the consideration offered in the Regions offer is $700 in value of common shares (based on average VWAP over the averaging period) per $1,000 liquidation amount of TPS (subject to the cap on the exchange ratio disclosed in the offering documents). Regions announced that consideration at commencement of the offer, and it remains constant through the offer period.

[1]

In order to protect against issuing shares at a price which the Board of Directors does not believe reflects their value, the definition assures that Relevant Price will not be below $2.65 per share. Regions expects average VWAP during the measurement period to be above $2.65 (so that exchanging holders will receive a fixed $700 per $1,000 liquidation amount of TPS based on the average VWAP), but if that turns out not to be the case Regions will extend the offer and withdrawal rights – in the manner contemplated by the McDonalds, Weyerhaeuser, Halliburton and Kraft Foods no-action letters – so that each holder has an additional two business days to make its investment decision after the final exchange ratio is announced.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Section 14(e) of 1934 Act

Section 14(e) of the 1934 Act prohibits bidders from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in the light of the circumstances under which they were made, not misleading. For the same reasons we discuss above with respect to Rule 14e-1(b), we believe the Regions exchange offer prospectus includes a full description of the consideration offered and that the absence of a specific exchange ratio is not an omission of a material fact that would violate Section 14(e). Also, we believe that most TPS holders will be indifferent to the exact number of shares they will be receiving so long as they receive the intended value – $700 in value is $700 in value regardless of the number of shares. In addition, we note that in any event holders will have access throughout the offer to regularly updated indicative exchange ratios (based on then current prices) by clicking a link to a website or calling a toll-free number specified in the prospectus, and will be able to call the Dealer Managers toll-free if they have questions about the terms of the offer.

Schedule A and Item 4 of Form S-4 under 1933 Act

Schedule A under the 1933 Act requires a prospectus for a registered exchange offer to specify “the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed,” and Item 4 of Form S-4 under the 1933 Act requires a prospectus for a registered exchange offer to include “a summary of the material features of the proposed transaction” and “[a] brief summary of the terms of the acquisition agreement.” Here again, we believe the description of consideration included in the Regions prospectus fully defines the method by which the price is determined as required by Schedule A as well as the material features and terms of the exchange offer as required by Item 4 of Form S-4.

Comparison to Registered Stock for Stock Mergers

The averaging period for measuring stock price in a registered fixed value (floating exchange ratio) stock-for-stock merger of a regulated company (e.g., a utility or a bank) usually runs well beyond the date stockholders meet to approve the merger. That meeting date is the date stockholders of the target company make their investment decision as to whether to accept common shares of the buyer in the transaction (analogous to the expiration date in an exchange offer). We think that practice makes sense: the business objective is for the holders to get a fixed value at the time of the merger and locking in the exchange ratio ahead of time would interfere with that objective. The Staff has concluded in that context that paragraph 16 of Schedule A does not require the acquiring company to end the averaging period a number of days before the date of the investment decision (and has further concluded that it is not necessary for the protection of investors to require the acquiring company to end the averaging period early). We think the same rationale would support that conclusion in the registered exchange offer context.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Reliance on No-Action Letters

We believe the rationale of the McDonalds, Weyerhaeuser, Halliburton and Kraft Foods no-action letters referred to above fully supports the Regions approach. The following are quotes from the inquiries requesting those no-action letters setting forth a number of rationales, followed in each case by our thoughts as to how that rationale applies to the Regions offer:

•

“We believe that the [pricing mechanism] is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of [the stock being offered] per [security being tendered].”

•	The Regions pricing mechanism also:

•	results in a fixed, constant dollar value exchange ($700 in average VWAP value of common stock for each $1,000 liquidation amount of TPS),

•	provides greater certainty about the ultimate return to investors (again, $700 in average VWAP value of common stock for each $1,000 liquidation amount of TPS) and

•

provides absolute certainty about the maximum number of shares offered per security tendered (the $2.65 per share floor on the Relevant Price results in a maximum exchange ratio of 264.1509 shares per $1,000 liquidation amount, and that maximum exchange ratio is disclosed on the cover page of the prospectus).

•	“The [pricing mechanism] allows investors to better predict the value they will receive in the Exchange Offer than would an offer using the traditional pricing method of a fixed exchange ratio.”

•

In the same way, the Regions pricing mechanism allows investors to better predict the value they will receive in the exchange offer – $700 in average VWAP value of common stock for each $1,000 liquidation amount of TPS – than would a fixed exchange ratio.

•

“In fixed-ratio offers, the return to investors depends on the value at offer expiration of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange offer if the prices of the underlying stocks on offer expiration are equal to their prices at the offer’s inception.”

•

If Regions were to conduct a fixed-ratio offer, the value offered would likewise fluctuate without constraint, and an investor would only realize the actual discount or premium initially embedded in the exchange offer if the price of the Regions common stock at expiration were equal to the price at inception.

Mr. Todd K. Schiffman

Securities and Exchange Commission

•

“While ‘day 18’ formula-based exchange ratios provide benefits relative to traditional fixed-ratio offers, the values of both what is sought and what is offered still fluctuate without limit during the last two days of the offer period.”[2]

•

If Regions had to lock in the exchange ratio at business day 18 (two business days before expiration), the value to investors would still fluctuate without limit during the last two business days and may end up being materially different from the value the investors and the company expect.

We understand that the offers described in McDonalds, Weyerhaeuser, Halliburton and Kraft Foods involved VWAP pricing for two securities (the security investors were exchanging and the security investors were receiving in exchange) while the Regions offer involves VWAP pricing only for one (the common shares investors will receive in exchange for their TPS). In that sense the Regions offer is considerably easier for investors to understand – it has only one moving part – and that difference should in our view make it more, rather than less, appropriate that this pricing approach be allowed. We also note that a typical stock-for-stock merger with a floating exchange ratio is similar to the Regions offer in floating only the common shares being issued in the merger (the acquiring company promises to pay a fixed dollar amount in value of acquiror common stock per share of target stock based on an averaging period), and as discussed earlier the averaging periods in those transactions frequently run to the date of the investment decision (the meeting date) and beyond. We think the same rationale that supports that practice in the merger context (and in the context described in the three no-action letters) would support that conclusion in the Regions offer.

As the SEC notes in Release No. 33-6253, “The practice of issuing no action and interpretive letters in response to written requests has been singled out in the past as an ‘excellent practice in administrative procedure,’ and many members of the public have come to rely on the informal advice provided in this manner. Such letters provide a current statement of the Staff’s views concerning the application of the securities laws to particular transactions and are monitored closely by many issuers, members of the bar, and the public.” A footnote from that release goes on to say “Members of the public are entitled to rely on no-action and interpretive letters as representing the views of the Division.”3

Thus, a lawyer frequently relies on the reasoning of a line of no-action letters in advising a client with respect to a transaction, but that the reliance may be misplaced if the transaction has

[2]

This language in the McDonalds, Weyerhaeuser, Halliburton and Kraft Foods no-action letters refers to a relatively routine exchange offer practice – approved in a line of no-action letters that includes Lazard Freres & Co. (August 11, 1995), TXU Corp. (September 13, 2004) and Proctor & Gamble Co. (October 8, 2008) – where the bidder calculates the exchange ratio based on prices during an averaging period that ends two business days before expiration.

[3]	The release also makes clear that no-action letters set forth Staff positions only and do not constitute an official expression of the SEC’s views.

Mr. Todd K. Schiffman

Securities and Exchange Commission

features that distinguish it in a relevant way from the facts of the no-action letters. We understand that the SEC encourages counsel to contact Staff members for informal guidance in determining whether a given transaction fits within a line of no-action letters.

Although we believe the approach the Regions offer takes to pricing its exchange offer falls squarely within the McDonalds, Weyerhaeuser, Halliburton and Kraft Foods no-action letters, we contacted a senior special counsel in the Office of Mergers and Acquisitions before the launch to get informal confirmation of our view. We understand that this sort of informal confirmation is not binding on the SEC, but we think it would be appropriate to take that confirmation into account as the Staff determines whether to require Regions to change its approach, particularly since a change may cause market confusion and disadvantage Regions relative to where things would have stood if the averaging period in the Regions offer had initially been set to end two business days before expiration.

3.	Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. However, in certain instances in the prospectus, information is incorporated and/or qualified by reference to information outside the prospectus. We note, for example, the first paragraph on page 41 and the first paragraph on page 46. Please revise where appropriate. Please also revise to confirm that all material provisions of any document incorporated and/or qualified by reference are discussed in the prospectus.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments. The qualification by reference to the applicable provisions of Delaware law and Regions’ certificate of incorporation and bylaws on page 41 has been removed. The qualification by reference to the applicable provisions of Delaware law, the amended and restated trust agreement of the Trust, the Statutory Trust Act of the State of Delaware, the Trust Indenture Act of 1939, as amended, and Regions’ certificate of incorporation and bylaws on page 46 has been removed.

4.	Please update, as applicable, your disclosures, pro forma information and capitalization table to appropriately reflect the final transaction and amounts related to the completion of your Common Stock and Mandatory Convertible Preferred Stock offerings on May 27, 2009.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Prospectus Cover Page

5.	We note that the market value of the Common Stock issued in exchange for each $1,000 liquidation amount of Trust Preferred Securities accepted for exchange may be less than, equal to or greater than $700. Please revise here, and throughout the document, to reflect this fact.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

6.	Please define “Average VWAP” on the cover page of the prospectus, or refer to the definition provided elsewhere in the document.

Regions’ Response

We have revised the prospectus to refer to the definition of Average VWAP provided elsewhere in the document in accordance with the Staff’s comments.

Questions and Answers about the Exchange Offer, page 3

7.	We note your use of the measure “Tier 1 Common” in your disclosure on page 3, as well as in various other locations in this filing and in your Form 8-K filed on May 20, 2009. We also note your use of the ratio “Tangible common stockholders’ equity to tangible assets” on page 21. Both “Tier 1 Common” and “Tangible common stockholders’ equity” appear to be non-GAAP measures as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Will all Trust Preferred Securities that I tender be accepted . . .?, page 4

8.	You state that securities not accepted for exchange will be returned promptly after the final proration factor is determined. Rule 14e-l(c) requires that you return the securities “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Summary, page 7

9.	Please revise the preamble to state that it highlights “material” information, not “selected,” from the document.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Holders of Trust Preferred Securities that participate in the Exchange Offer . . . , page 14

10.	Please revise to clarify, if true, that the company must accept for exchange the tender of a holder’s Trust Preferred Securities in order for the holder to lose the right to future distributions.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Recent Developments, page 19

11.	We note the disclosure that the remaining capital required by SCAP is expected to be achieved through a combination of actions. Please tell us, with a view towards revised disclosure, the current status of these potential actions.

Regions’ Response

Under the Federal Reserve’s SCAP, we are required to increase our Tier 1 common equity by $2.5 billion, of which at least $400 million must be new Tier 1 equity, by November 9, 2009. On May 27, 2009, we completed an underwritten public offering of $1.84 billion in Common Stock (reflecting full exercise of the underwriters’ option to purchase additional Common Stock) and an underwritten public offering of $250 million of our Mandatory Convertible Preferred Stock. In the offering of Mandatory Convertible Preferred Stock, the underwriters have a 30 day option to purchase an additional $37.5 million of Mandatory Convertible Preferred Stock or 37,500 shares which has not yet been exercised. If the Exchange Offer is fully subscribed, we believe that it will fulfill our remaining capital requirement under the SCAP. To the extent that the Exchange Offer does not fully satisfy the SCAP requirement, Regions expects to satisfy the remaining SCAP capital requirement through a combination of actions including (i) additional liability management actions including possible exchanges of equity for our and Regions Bank’s $4.25 billion of outstanding subordinated debt and $345 million of additional trust preferred securities, (ii) sales of non-core assets and businesses, (iii) pre-provision earnings in excess of the amounts assumed under the SCAP analysis, (iv) a potential reduction in disallowed deferred tax assets as a result of increased Tier 1 capital levels, and (v) if necessary, the issuance of common equity and other Tier 1 Common qualifying instruments. During the second quarter of 2009, Regions has sold or expects to sell investment securities which will generate an aggregate of $0.1 billion of Tier 1 common equity. We have revised the prospectus to reflect the full amount of the proceeds from the Common Stock offering, but we do not intend to specifically disclose the sales of investment securities mentioned in the preceding sentence because the amounts are deemed immaterial.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Unaudited Pro Forma Financial Information, page 22

12.	We note your Common Stock and Mandatory Convertible Preferred Stock offerings were completed on May 27, 2009. Please revise your pro forma balance sheet, pro forma statements of operations and capitalization table to more clearly disclose the impact of these offerings. For example, consider including an additional column that presents a subtotal of the three columns representing your actual historical financial information, the effects from the Common Stock offering and the effects from the Mandatory Convertible Preferred Stock offering, prior to presenting the column showing the “Exchange Offer Adjustments.”

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

13.	We note you removed the Low Participation Scenario from your pro forma information in this amendment. We also note your disclosure that “no assurance can be given that the level of participation in the Exchange Offer will result in the issuance of the maximum amount of shares.” As the amount of shares ultimately exchanged appears highly variable, please tell us why you believed it was appropriate to remove the Low Participation Scenario.

Regions’ Response

We have added a Low Participation Scenario to the pro forma information in response to the Staff’s comment.

14.	Please revise to present your adjustments on a gross basis in each column. Alternatively, revise your footnote disclosures to provide a more detailed explanation of the components of each adjustment, including the specific issuance cost amounts.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s alternative revision suggestion.

15.	Please revise footnote 7 to your pro forma balance sheet to explain in more detail how you calculated the preferred stock adjustment. Disclose the specific terms you assumed when calculating the adjustment (i.e. number of shares issued, share price, etc.).

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Mr. Todd K. Schiffman

Securities and Exchange Commission

16.	We note your disclosure on page 24 that earnings are not affected on a pro forma basis by the Common Stock offering. We also note, according to your pro forma balance sheet that you intend to invest the proceeds from that offering, as well as proceeds from the Mandatory Convertible Preferred Stock offering in interest-bearing deposits in other banks. Please explain why you have not made related adjustments to net interest income on your pro forma statements of operations for interest earned on these deposits.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments to reflect interest earned on the deposits at 25 basis points based on the current Fed Funds rate.

17.	Please revise footnote 1 to your pro forma income statement to disclose the interest rate used when determining the reduction in interest expense recognized related to the Trust Preferred Securities issuance and explain how that interest rate was determined (i.e. contractual rate, etc.).

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Offer Consideration, page 28

18.	We note that, at any time during the exchange offer, security holders may contact the information agent to obtain indicative exchange ratios. Please confirm that daily indicative calculated per share values will be also be made available on the information agent’s website and from the information agent at its toll-free number.

Regions’ Response

The indicative Average VWAP, the minimum share price, the resulting indicative Relevant Price, and the indicative exchange ratio will be made available on the website of Global Bondholder Services Corporation, the information agent, at www.gbsc-usa.com/Regions and through the information agent’s toll-free number provided in the prospectus.

Proration, page 29

19.	Please tell us, with a view towards revised disclosure, which NYSE rules affected the company’s decision to limit the number of shares of common stock to be issued to 110,000,000.

Regions’ Response

The original decision to limit the number of shares of common stock to be issued in the exchange offer reflected limitations imposed by Rule 312.03(c) of the New York Stock Exchange (“NYSE”) Listed Company Manual, which with certain exceptions requires shareholder approval prior to engaging in a transaction or series of related transactions involving the issuance of a number of shares of common stock that is equal to 20% or more of the listed company’s outstanding shares. Due to the success of the Common Stock Offering and the greater number of shares of common stock outstanding after completion of that offering, the NYSE limitations are no longer relevant to this exchange offer and we have revised the prospectus to remove references to the NYSE rules.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Expiration Date; Extension; Termination; Amendment, page 30

20.	You reserve the right to “delay acceptance for exchange of the Trust Preferred Securities tendered in the Exchange Offer.” Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Regions’ Response

Because the exchange is not subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other regulatory clearance other than those that have already been obtained, we have reserved the right to delay acceptance of the Trust Preferred Securities only during the pendency of the exchange offer, and we have revised the prospectus to make this clear.

Acceptance of Trust Preferred Securities for Purchase . . . , page 34

21.	You state that you reserve the right to transfer or assign the right to exchange securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase securities in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Regions’ Response

We confirm that any entity to which we assign the right to purchase securities as part of the exchange offer must be included as a bidder in the offer and that adding additional bidders may require the dissemination of additional offering materials and an extension of the term of the offer.

Market Price of and Distributions on the Trust Preferred Securities, page 40

22.	You provide high and low closing sales prices for the trust preferred securities, as reported on Bloomberg. Please disclose whether there is an established public trading market for these securities. If the sales prices as disclosed represent limited or sporadic transactions, please so state. See, e.g., Item 201(a)(l) of Regulation S-K.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Material U.S. Federal Income Tax Consequences, page 48

23.	Please revise this section to indicate that it represents an opinion of counsel, which has been filed with the registration statement.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

24.	You state in the second paragraph on page 48 that this section is based on the assumed treatment of the Trust as a grantor trust and on the treatment of the debt securities held by the related trust as the company’s indebtedness for federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel’s opinion. Please revise accordingly.

Regions’ Response

We have revised the prospectus in accordance with the Staff’s comments.

Exhibit 5.1

25.	Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Regions’ Response

Counsel has filed a revised Exhibit 5 opinion with Amendment No. 2 in accordance with the Staff’s comments.

26.	Counsel conditions its opinion on the terms of the sale of the securities having been duly established in conformity with the company’s restated certificate of incorporation. Please explain what is contemplated by this condition.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Regions’ Response

While the consideration to be received by Regions for the shares of common stock to be issued in the exchange offer has been established already, as required by Delaware law and Regions’ restated certificate of incorporation, the valid issuance of the shares remains subject to effectiveness of the Registration Statement and the completion of the exchange offer on the terms described in the prospectus. Counsel has filed a revised Exhibit 5 opinion with Amendment No. 2 in accordance with the Staff’s comments, clarifying that the shares will be validly issued when the Registration Statement has become effective and the shares are issued and delivered on the terms set forth in the prospectus.

Exhibit 8.1

27.	The short-form tax opinion must adopt the discussion in the prospectus under the caption “Material U.S. Federal Income Tax Consequences” as the opinion of counsel. Please revise the opinion filed with the registration statement as well as the opinions filed with the Form 8-K filed May 27, 2009. We note the representation that Sullivan & Cromwell LLP is of the opinion that the statements set forth under the aforementioned caption “constitute an accurate summary of the matters set forth therein in all material respects.”

Regions’ Response

Counsel has filed a revised short-form tax opinion as Exhibit 8 with Amendment No. 2 in accordance with the Staff’s comments. We believe the tax opinions filed as exhibits to our Form 8-K dated May 27, 2009 with respect to the Offerings, which have been completed, comply with the requirements of Regulation S-K Item 601(b)(8) in that such opinions support the tax matters and consequences to shareholders as described in the relevant filings.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other Transactions, page 20 of Definitive Proxy Statement on Schedule 14A

28.	We note the disclosure on page 20 that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Mr. Todd K. Schiffman

Securities and Exchange Commission

Regions’ Response

We confirm that the loans disclosed on page 20 were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to the lender. We will revise future filings to include disclosure of these items as appropriate.

Form 10-Q/A for the Quarter Ended March 31, 2009

29.	Please tell the staff why Section 906 certifications were not furnished with the amended Form 10-Q filed on May 13, 2009.

Regions’ Response

We filed the amended Form 10-Q/A in order to correct a typographical error that appeared on one page of our financial statements. No other changes were made to the Form 10-Q in the amendment. The full body of the quarterly report was filed as part of the amendment for the convenience of investors, so that the full report with the correction would be easily accessible. The change was not a material change to the information contained in Form 10-Q. The amount in error was correctly stated in other parts of our Form 10-Q and thus correcting this item did not have any effect on the Section 906 certification furnished with the original Form 10-Q filing. As such, we believe it was appropriate to incorporate the original Section 906 certification furnished with our Form 10-Q.

Additionally, we filed new certifications pursuant to Rules 13a-14(a) with the Form 10-Q/A as Exhibits 31.1 and 31.2 based upon the Staff’s disclosure interpretation Question 161.01 that specifically states that such certifications need to be filed with any amendment to a periodic report, regardless of the nature of the amendment. We note that the interpretation does not refer to the Section 906 certification.

*            *            *            *             *

Mr. Todd K. Schiffman

Securities and Exchange Commission

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (205) 326-5319 or Andrew Soussloff at (212) 558-3681.

Sincerely,

/s/ John D. Buchanan

John D. Buchanan
Senior Executive Vice President, General Counsel and
Corporate Secretary

cc:	Alan Sinsheimer
Andrew Soussloff
(Sullivan & Cromwell LLP)

Matt McNair
(SEC, Division of Corporation Finance)